# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lincoln National Corporation, CIK 0000059558
CUSIP: 534187109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 150 N. Radnor-Chester Road, Suite A305, Radnor, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 08/10/2026
Filed by CIK 0002067353
Persons authorized to receive notices and communications: Bain Capital Prairie, LLC, 200 Clarendon Street, Boston, Massachusetts (MA), 02116, 617-516-2000

## Reporting persons
- Bain Capital Prairie, LLC (CIK 0002067353): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,759,497; sole dispositive power 0; shared dispositive power 18,759,497; aggregate amount beneficially owned 18,759,497 (9.8% of the class)
  Comment: The number of shares outstanding for purposes of the percentage calculation in Item 11 assumes 191,447,336 outstanding shares of the Issuer's Common Stock as of July 24, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2026, filed with the Securities and Exchange Commission on July 30, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Lincoln National Corporation
Address of issuer's principal executive offices: 150 N. Radnor-Chester Road, Suite A305, Radnor, Pennsylvania (PA), 19087

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended and supplemented by adding:

In accordance with Section 6.2 of the Stock Purchase Agreement, on August 10, 2026, the Reporting Person informed the Company of its election to sell shares of Common Stock to the Company, as the Company repurchases shares in the open market or in privately negotiated transactions from time to time, to the extent necessary to prevent the Reporting Person from beneficially owning 10% or more of the voting securities of the Company, subject to a floor price equal to the Reporting Person's initial acquisition price of the Common Stock.

## Signatures
- Bain Capital Prairie, LLC: By: Bain Capital Prairie Holdings, LP, its sole member By: Bain Capital Prairie Holdings (GP), LLC, its general partner, Kase Jubboori, Authorized Signatory (08/12/2026)